Annual Report 2005

2005 PRESIDENT’S LETTER TO SHAREHOLDERS

Dear Shareholders:

After 3 years of patiently waiting for the Wireless market to begin strong growth, we finally began to see the indicators that this was happening in the late fall of 2004.

Thus, in February of 2005 Plaintree began an aggressive expansion of its sales force, hiring very senior salesmen in the US, South America and Asia. At the time of this writing, we are seeing impressive results among them:

- In Mexico, we managed to unseat the incumbent FSO supplier to one of the major Telco’s and get the Wavebridge product into a short-term trial.

- Plaintree’s product is being evaluated by two of the largest Telco’s in both India and Singapore.

Jason, our VP MSO sales, and I just returned from doing an evaluation installation for the US Military close to the Iraq border in Kuwait. After weeks of operation we were advised that the link had performed flawlessly and that the Camp Commanders considered it a “wonderful” technology. We expect the Wavebridge to be certified for US Military use very shortly.

Plaintree’s new Strand Mounted link is now under evaluation with almost all of the North American MSO’s (Multi Service Operators, the former cable companies). Forecasts for this market appear very positive at this time.

The continued support of Targa Group Inc. has of course been critical for the survival of this company.

The surprise announcement by the TSX that they will review our listing in September was unfortunate news for all Shareholders that have stood by this company during very dry times. We at Plaintree are doing everything within our power to ensure that we have enough tangible results by this date to ensure that our listing review is a very successful one.

Thank you for your continued support.

______________________________
David Watson President and Chief Executive Officer June 18, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAINTREE SYSTEMS INC.

For the years ended March 31, 2005, 2004 and 2003

Date – June 29, 2005

The following discussion and analysis is the responsibility of management and has been reviewed by the Audit Committee and approved by the Board of Directors. The Board of Directors carries out its responsibilities for the financial statements and management’s discussion and analysis principally through the Audit Committee, which is comprised exclusively of independent directors.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree Systems Inc. (“Plaintree” or the “Company”) for the years ended March 31, 2005, 2004 and 2003 should be read in conjunction with the audited Consolidated Financial Statements and Notes of Plaintree for the year ended March 31, 2005 (“Fiscal 2005 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Caution Regarding Forward Looking Information

This Management’s Discussion and Analysis (“MD&A”) of the Company, contains certain statements that, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the FSO industry; technological change; currency value fluctuation; general economic conditions worldwide, including in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described in the documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

About Plaintree

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of Free Space Optical (FSO) wireless links using Class 1, eye-safe LED technology providing high-speed network connections for Cable companies, ISPs, traditional Telco’s, GSM or cellular operators, airports and campus networks. Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

Overview

In February 2005, the Company began to see signs that the Wireless market had begun to recover. As a result, Plaintree decided that this market was now ready for growth. Plaintree then hired three senior Salespeople with extensive experience in the FSO arena to sell the Plaintree product line into the US, South America and Asia. This has lead to this sales force entering into discussions with the top Telco and information providers in Mexico, India, South America, Singapore, and the North American markets, among others.

Last year, Plaintree was approached by a large North American network systems company regarding developing a product for the Multi System Operator (MSO) market. Multi System Operators or MSO’s were formerly known as Cable TV providers but are now offering voice and data services. Plaintree was selected by this company for our unique LED based Free space Optics technology. Plaintree was asked to build a high speed Infrared product that can be mounted on the existing cable strand. This new product allows MSO’s to cross highways, rail lines, rivers etc without having to qualify for and obtain additional pole mounting permits and additional fees. While a distribution agreement was not entered into with this company due to factors outside of the control of Plaintree, Plaintree successfully designed and built the unique product and is now undergoing actual field trials with several large MSO’s located in Canada and the US.

The Company’s first MSO deployment of its FSO product has been operating for more than 12 months, with more than 99.999% availability. This MSO, located in Valdosta Georgia, has been using Plaintree’s FSO equipment to provide high speed data to a major convention centre. Throughout this year ,Valdosta has experienced three tornados, heavy rain, thick fog and high winds. The link is approximately 350 meters in length (just over 1000 feet) and is still working error free. The main Wavebridge advantages that contributed to this MSOs selecting Plaintree's FSO product were: (a) rapid deployment; (b) LED technology ensuring unconditional eye-safety; (c) a wide beam; and (d) a competitive price.

Product and service revenue for fiscal year 2005 was $345,395, an increase from $258,739 for fiscal 2004. In addition to product and service revenue, the Company generated income for the year from its investment in a manufacturing partnership of $762,397 as compared to $845,730 for the prior year.

Operating expenses increased to $2,354,613 for fiscal 2005 from $1,483,913 for fiscal 2004. This increase was mainly due to an increase both in finance and administrative expenses and sales and marketing expenses. Finance and administrative expense included amortization of deferred charges and debt discount which increased on a year over year basis by $428,675. The increase in sales and marketing expenses of $367,106 related to accrued salaries associated

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

with two of the Company’s executives as well as an increase in sales and marketing staff in response to the improved sales potential in the wireless marketplace.

Other income (loss) during the fiscal year ended March 31, 2005 reflected a loss of $19,982 as compared to income of $385,452 in fiscal 2004. This change primarily related to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal completed.

The net loss for fiscal 2005 was $1,977,305 as compared to a net loss of $710,451 for fiscal 2004.

Throughout fiscal 2005, Plaintree continued its policy of fiscal conservatism maintaining its streamlined workforce while recruiting additional sales professionals to manage the growing volume of product inquiries Plaintree is now receiving and to reach additional new customers.

Plaintree cautions readers that an expression of interest from a customer does not necessarily lead to a firm order for products.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 19 to the Fiscal 2005 Statements.

As stated in Note 1 to the Fiscal 2005 Statements, the financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $1,977,305, a working capital deficit, and an accumulated deficit of $100,903,005 as at March 31, 2005. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth selected financial information from the Company’s Fiscal 2005 Statements.

Statement of Operations Data
($000s, except per share data)		Fiscal Years ended

	2005	2004	2003

Revenue	$345	$259	$1,304
Operating loss	(2,125)	(1,261)	(3,283)
Other income	762	1,231	-
Other expense	(614)	(680)	(180)
Net loss	(1,977)	(710)	(3,463)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.04)

Balance Sheet Data
($000s)		As at March 31
	2005	2004	2003

Total assets	$11,284	$17,204	$540
Total liabilities	13,501	17,744	1,446
Long-term liabilities	nil	nil	nil
Cash dividends declared per share	nil	nil	nil

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership (“Partnership”) for $20,000,000. The acquisition was financed through the credit facility (bank loan) referred to in Note 7 to the Fiscal 2005 Statements. This Partnership interest was reduced to $10,700,000 by March 31, 2005 (2004 - $16,000,000), as a result of distributions from the Partnership of $5,300,000 during fiscal 2005 (2004 - $4,000,000). The Company is required to pay to the bank to repay the loan, 94.5% of the cash distributions it receives from the Partnership until the bank loan is paid in full. In fiscal 2005, the Company reported $762,397 (2004 -$845,730) of Partnership income from distributions received from the Partnership. Also recorded was Bank loan interest of $440,227 (2004 - $491,392) and other partnership related expenses of $79,497 (2004 - $121,382), which is made up of Financing expense of $22,976 (2004 - $59,217) and Guarantee fees of $56,521 (2004 - $62,165). As of March 31, 2005, a quarterly Partnership income allocation of $49,649 (2004 - $69,283) was due and payable and recorded as a receivable on the balance sheet.

Critical accounting estimates

The following critical accounting policies and significant estimates are used in the preparation of our consolidated financial statements:

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Equity accounting for Partnership

The Company has a 49% interest in a partnership. The Company is accounting for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under GAAP are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and replacement cost. Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and convertible debentures. Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 11 to the Fiscal 2005 Financial Statements. Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 11 to the Fiscal 2005 Financial Statements is based on the fair value at the date of grant of the stock options. The Company has not restated prior periods. An adjustment of $195,498 was made to the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on the prior periods.

The Company uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that result from settlement for cash or other assets. Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

($000s, except per share
and % amounts)		Fiscal Year		Change from Fiscal

				2004 to	2003 to
	2005	2004	2003	2005	2004

Revenue	$345	$259	$1,304	$86	$(1,045)
Cost of revenue	116	36	199	80	(163)

Gross margin	229	223	1,105	6	(882)

	66.3%	86.2%	84.7%
Operating expenses:
Sales & marketing	821	454	756	367	(302)
Finance & administration	1,163	606	583	557	23
Research & development	314	424	766	(110)	(342)
Restructuring	-	-	201	-	(201)
Write-down of inventory	56	-	2,082	56	(2,082)

	2,354	1,484	4,388	870	(2,904)

Loss from operations	(2.125)	(1,261)	(3,283)	(864)	2,022
Interest expense	(75)	(68)	(55)	(7)	(13)
Partnership income	762	846	-	(84)	846
Other partnership expenses	(79)	(121)	-	42	(121)
Other income (expense)	(20)	385	(125)	(405)	510

Bank loan interest	(440)	(491)	-	51	(491)

Net loss	$(1,977)	$(710)	$(3,463)	$(1,267)	$2,753

Basic and diluted loss per	$(0.02)	$(0.01)	$(0.04)
share

Revenues
Product and service revenue

Total product and service revenue for fiscal 2005 was $345,395 as compared to $258,739 in fiscal 2004 and $1,304,068 in fiscal 2003. Product and service revenue decreased from fiscal 2003 to fiscal 2004 by $1,045,329 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations.

Gross Margin

Gross margin from product and service revenue for fiscal 2005 was 66.3% compared to 86.2% in fiscal 2004 and 84.7% in fiscal 2003. In fiscal 2004 and 2003, the high gross margin was a result of the sale of legacy products that had been previously written off from inventory. The Company expects that its current and future WAVEBRIDGE high speed optical wireless products will represent a greater portion of the Company’s revenues in the future and that gross margins will return to the range of 30-50% as experienced in fiscal 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $820,824, $453,718 and $756,414 in fiscal 2005, 2004 and 2003, respectively. These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The increase of $367,106 in sales and marketing expenses from fiscal 2004 to fiscal 2005 was mainly a result of the increase in accrued salaries associated with two of the Company’s executives as well as an increase in sales and marketing staff in response to the improved sales potential in the marketplace. During fiscal 2004, sales and marketing expenses decreased by $302,696 as compared to fiscal 2003 due to major cutbacks in the international sales force and marketing initiatives in response to the decreased revenue levels at that time.

Finance and administration expenses

Finance and administrative expenses were $1,163,691, $605,764 and $583,303 in fiscal 2005, 2004 and 2003, respectively. Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expense as a total increased by $557,927 during fiscal 2005 as compared to fiscal 2004 and by $22,461 during fiscal 2004 as compared to fiscal 2003. Prior to amortization expenses of $694,043 for fiscal 2005 and $255,368for fiscal 2004 (as stated below), finance and administration expenses decreased from fiscal 2004 to fiscal 2005 by $136,116 and decreased from fiscal 2003 to fiscal 2004 by $232,907 which was due to the reduction in personnel and other finance and administrative expenses.

The amortization expenses referred to above include the amortization of deferred charges of $365,570 during 2005 and $164,368 in 2004 and the amortization of the fair value assigned to the equity component of convertible debentures of $328,473 during 2005 and $91,000 during 2004 (see Note 5 and Note 8 to the fiscal 2005 financial statements).

Research and development expenses

Research and development expenses were $314,304, $424,431 and $765,472, in fiscal 2005, 2004 and 2003, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

The decrease in research and development expenses by $110,127 from fiscal 2004 to fiscal 2005 and the decrease of $341,041 from fiscal 2003 to fiscal 2004 were due to expense reductions predominately related to the reduction in personnel.

Write-down of Inventory

During fiscal 2005, an amount of $55,794 of inventory was determined to be obsolete and as result was written down.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During fiscal 2003, after reviewing the remaining switch and certain WAVEBRIDGE product inventory, management determined this inventory should be written down to reflect its estimated recoverable values resulting from the extensive redesign of the product line. This resulted in a $2,081,792 charge against income in fiscal 2003. Accordingly, the revised WAVEBRIDGE product line represents 100% of the inventory as at March 31, 2003.

Interest expense

Interest expense was $74,722, $68,067 and $54,847 in fiscal 2005, 2004 and 2003, respectively. Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Other income (loss)

Other income (loss) during the fiscal year ended March 31, 2005 reflected a loss of $19,982 as compared to income of $385,452 in fiscal 2004. This change primarily related to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal completed.

Other income (loss) went from a loss of $125,533 in fiscal 2003 to an income gain of $385,452 in fiscal 2004. This $510,985 increase was primarily due to the $371,395 gain realized during fiscal 2004 on the settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal completed. Also, no loss on disposal of capital assets was recorded during fiscal 2004 as compared to the loss recorded during fiscal 2003 of $113,805.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2005 the Company recorded Partnership income allocations of $762,397 (2004 -$845,730). Also recorded was bank loan interest of $440,227 (2004 - $491,392) and other partnership related expenses of $79,497 (2004 - $121,382), which is made up of financing expense of $22,976 (2004 - $59,217) and Guarantee fees of $56,521 (2004 - $62,165).

Net Loss

The net loss for fiscal 2005 was $1,977,305 or $0.02 per share as compared to a net loss of $710,451 or $0.01 per share in fiscal 2004 and $3,463,266 or $0.04 per share in fiscal 2003.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2005 and fiscal 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarters ended
(unaudited, in $000s except per share)

	Fiscal 2005					Fiscal 2004
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2004	2004	2004	2005	2003	2003	2003	2004

Revenue	$88	$146	$78	$33	$122	$52	$82	$3
Loss from
operations	(469)	(467)	(413)	(776)	(219)	(190)	(342)	(510)
Net income (loss)	(423)	(416)	(391)	(747)	(229)	272	(301)	(452)
Net income (loss)
per share-basic
and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Fourth quarter of fiscal 2004

During the fourth quarter of fiscal 2005 revenue was $33,094 and the net loss was $747,642. Expenses increased in the fourth quarter of fiscal 2005 as compared to the third quarter mainly as a result of the additions to the sales and marketing team partially offset by a decrease in amortization expense. Certain deferred charges were fully amortized by the end of the third quarter resulting in a decrease in amortization expense in the fourth quarter.

Liquidity and Capital Resources

			Change from
($000s)	Fiscal Year		Fiscal

	2005	2004	2004 to 2005

Cash	$97	$396	($299)
Working Capital	(13,095)	(16,737)	3,642
Net cash provided by (used in):
Operating activities	(653)	(772)	119
Investing activities	5,285	(16,107)	21,392
Financing activities	(4,930)	17,232	(22,162)

Cash

As at March 31, 2005, the Company held $96,868 in cash, a decrease of $298,668 from March 31, 2004.

Working Capital

Working capital represents current assets less current liabilities. As at March 31, 2005, the Company had a working capital deficit of $13,095,324 as compared to a working capital deficit of $16,736,693 at March 31, 2004. The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $5,300,000 partially offset by an increase in related party debt, a decrease in unamortized deferred charges and other changes to assets and liabilities. A significant portion of the working capital deficient of $13,095,324, is due to the payments required to be made by the Company on the bank loan obtained to obtain the funds necessary to invest in the manufacturing partnership. Payments of the bank loan are funded exclusively from the cash

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

distributions paid to the Company from the manufacturing partnership and not out of other working capital of the Company.

Cash used in Operating activities

Cash used in operating activities for fiscal 2005 was $653,307, a decrease of $118,598 from $771,905 of the prior fiscal year.

Cash used in Investing activities

Cash provided by investing activities for fiscal 2005 was $5,284,639 which was mainly a result of the Partnership distributions of $5,300,000 received during the year. During fiscal 2004, cash used in investing activities was $16,107,011 a result of the Company’s investment in the Partnership of $20,000,000 partially offset by Partnership distributions of $4,000,000 repaid by the Company during fiscal 2004.

Cash provided by Financing activities

Cash used in financing activities for fiscal 2005 was $4,930,000, as compared to cash provided by financing activities of $17,232,304 of the prior fiscal year. During fiscal 2004 the bank loan of $20,300,000 for the Partnership investment accounted for $20,300,000 of cash provided by financing activities that were partially offset by payments, which reduced the bank loan by $5,300,000 during fiscal 2005 and $4,000,000 during the prior year. Other cash provided by financing activities during fiscal 2005 and 2004 related to financing provided by related parties.

Despite the financing obtained during fiscal 2004 and 2005, the Company will require an additional capital infusion in order to continue to operate in its present form and develop its business. In this regard, management continues to investigate other sources of financing.

Related Party Transactions

February 11, 2005 - Convertible Debentures

On February 11, 2005, the Company completed a placement of secured Convertible Debentures having a principal value of $220,000. Targa, the largest shareholder of the Company, purchased $181,240 of the Convertible Debentures. Targa is a related party of Plaintree and is controlled by David Watson, the Company’s chief executive officer and a director, and Bill Watson, the Company’s chairman and a director. The remaining $38,760 of the Convertible Debentures was purchased by a member of the Company’s Board of Directors. The due date for the payment of the Convertible Debentures is February 11, 2007. The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full and are secured by a general security agreement over the assets of the Company. At anytime while the Convertible Debentures are outstanding, the debenture holders have the right to convert the amounts outstanding under the Convertible Debentures into Plaintree common shares at a conversion price of $0.065. In the event that the full amount of the Convertible Debentures are converted, Targa and the Board member will be issued a combined total of 3,384,615 Plaintree common shares. The Company has the right to repay the Convertible Debenture at any time on 30 days prior notice, subject to Targa’s and the board member’s right to convert the Convertible Debentures into Plaintree common shares.

December 16, 2003 - Convertible Debentures

On December 16, 2003, the Company completed a placement of secured Convertible Debentures having a principal value of $900,000. Targa, the largest shareholder of the Company, purchased all of the Convertible Debentures. Of the $900,000 proceeds from the sale

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of the Convertible Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the Convertible Debentures proceeds, $189,614, was satisfied by a cash payment by Targa to the Company. The due date for the payment of the Convertible Debentures is December 16, 2005. The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. The Convertible Debentures are secured by a general security agreement over the assets of the Company. At anytime while the Convertible Debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.115. In the event that the full amount of the Convertible Debentures are converted, Targa will be issued 7,826,087 Plaintree common shares. The Company has the right to repay the Convertible Debentures at any time on 30 days prior notice, subject to Targa’s right to convert the same into Plaintree common shares.

November 19, 2003 – Loan

On November 19, 2003, the Board of the Company agreed to accept a loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 from Targa in settlement of the purchase of Debentures referred to in Note 8 of the Fiscal 2005 Statements. As of March 31, 2005, the total Loan amount outstanding was $346,780 ($310,386 principal plus $36,394 of accumulated interest; 2004 - $310,386 principal plus $8,395 of accumulated interest).

Leased facilities

Until March 31, 2003, the Company leased facilities from a company controlled by Targa, the Company’s largest shareholder. Lease arrears including interest of $48,879 (2004 - $35,705) owing to this related party amounted to $267,687 (2004 - $254,513). In fiscal 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable.

Salary deferrals by senior officers

As of April 1, 2002, the Company’s senior officers have agreed to defer payment of consulting fees and salaries payable. These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $733,847 (2004 - $383,847), plus interest charges of $56,624 (2004 - $21,880) for a total payable of $790,471 (2004 - $405,727).

Prior credit facility with related party

Prior to the issuance of the Convertible Debentures referenced above, the Company had in place an operating credit facility with a Company controlled by Targa. This facility was secured by a general security agreement covering all assets of the Company and expired on March 25, 2003, at which time the principle and interest accrued was due and payable. Subsequent to March 31, 2003, a new $225,000 additional credit line was extended by Targa to the Company at 2% above the prime rate charged by the Company’s bank and secured by all of the assets of the Company. Both of these credit facilities were replaced by the Convertible Debentures.

See also the section entitled “Subsequent Events” for further information related to related party transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Off-Balance Sheet Arrangement

Investment in Partnership and related Bank Loan

On July 15, 2003, the Company completed the acquisition of a 49% minority interest (the "Partnership Interest") for $20,000,000 in an unrelated manufacturing partnership doing business in Canada. Plaintree will not be involved in the day to day management of the partnership. In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003. The only security for the Credit Facility will be the Partnership Interest itself and the Credit Facility will be repaid only from cash distributions received from the Partnership and not from Plaintree’s general working capital. The credit facility is guaranteed by the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the Partnership. The Company anticipates generating approximately $1,100,000 of cash flow from this investment over a five year period, following which the Partnership Interest will be terminated. In the event that the partnership is unable to execute on its business plan, the availability of anticipated cash flow will be diminished. The partnership interest was reduced to $10,700,000 by March 31, 2005 (2004 – $16,000,000) as a result of cash distributions to the Company from the Partnership of $5,300,000 during fiscal year 2005 (2004 - $4,000,000). These amounts were primarily used to repay the bank loan, with the balance to be paid to the Company.

Internal Reorganization - Transfer of Technology to Subsidiary

At the end of fiscal 2005, the Company made a decision to reorganize its business by starting the process of transferring all of its intellectual property (“IP”) to 4178611 Canada Inc., a wholly-owned subsidiary of the Company. The reorganization will be completed in two steps. The first step, completed at the end of fiscal 2005, involved the grant by the Company to the Subsidiary of an exclusive license to use the IP on the payment of a one-time license fee of $12,000,000, which fee was paid by the delivery of a promissory note in favour of the Company. The license term is four years. The promissory note is payable on demand and bears no interest. The second step will involve the actual transfer of the IP to the Subsidiary. The second step will be completed following the receipt of shareholder approval of the transfer at the Company’s upcoming annual and special shareholders meeting.

Discontinuance of Previous Reorganization Transaction

In 2003, the Company had reported that it was reorganizing its corporate structure by transferring all of its operating assets and liabilities to a wholly-owned subsidiary (the “Proposed Transfer Transaction”). The shareholders of the Company approved of the Proposed Transfer Transaction at a shareholders meeting held on May 6, 2003. The Company decided to not complete the reorganization after a further examination of the ongoing costs to implement the reorganization at that time.

Other Contracts and Commitments

Product warranty

As part of the normal sale of product, Plaintree provides its customers with a standard one year product warranty and separately priced extended warranty as stated in Note 18 to the Audited Consolidated Financial Statements. These warranties extend for periods generally ranging from one to two years from the date of sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Completion of Proposal to Creditors

On July 31, 2003, a certificate of full performance was received confirming that the Company had fulfilled its commitment to all creditors as agreed to under the formal proposal to creditors and the Company is now released from the protection of the BIA (Bankruptcy and Insolvency Act).

2003 TSX Review

On July 9, 2003, the TSX (Toronto Stock Exchange) announced it was reviewing Plaintree’s TSX listing eligibility. Following its review, the TSX informed the Company that Plaintree had regained compliance with all relevant sections and requirements under the TSX Company Listing Manual. Subsequent to March 31, 2005, the Company received notice from the TSX that it was undergoing another review of Plaintree’s listing qualifications (see section entitled “Subsequent Events” for further information).

Changes in accounting policies

Stock-based compensation and other stock-based payments

Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook with respect to stock-based compensation. The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 11 is based on the fair value at the date of grant of the stock options. The Company has not restated expenses of prior periods. An adjustment of $195,498 was made to the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on the prior periods (see Note 11 to the Consolidated Financial Statements).

Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures for the annual filings covering the fiscal year ended March 31, 2005. Based upon that evaluation, the Company’s Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the applicable Canadian and U.S. Securities regulations is recorded, processed, summarized and reported, within the required time periods specified. There has not been any change in the Company’s internal control over financial reporting in connection with the evaluation required by NI 51-102 that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company has complied with multilateral instrument 52-109.

Summary of Outstanding Share Data

As at March 31, 2005 the following equity instruments were issued and outstanding:

Common Shares of 90,221,634

Warrants

On January 8, 2005 3,911,765 common share purchase warrants at an exercise price of $0.51 per common share expired.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock Options

Stock options granted and outstanding at March 31, 2005 of 10,970,000 are exercisable to receive the same number of Common Shares at exercise prices ranging from $.08 to $2.31 with the latest expiry being September 9, 2010. Under the Stock Option Plan, which was last amended at the September 16, 2004 Annual General and Special Meeting of Shareholders, the maximum number of stock options which may be granted under the Stock Option Plan is 12,000,000.

Convertible Debentures

On February 11, 2005 the Company completed a placement of secured convertible debentures having a principal value of $220,000, convertible into 3,384,615 Common Shares. The due date for the payment of the Debentures is February 11, 2007. The Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. At anytime while the Debentures are outstanding, Targa and one board member, the debenture holders, have the right to convert the amounts outstanding under the Debenture into Plaintree common shares at a conversion price of $0.065.

On December 16, 2003 the Company completed a placement of secured convertible debentures having a principal value of $900,000, convertible into 7,826,087 Common Shares. The due date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. At anytime while the Debentures are outstanding, Targa and a member of the board of directors, the debenture holders, has the right to convert the amounts outstanding under the Debenture into Plaintree common shares at a conversion price of $0.115.

Subsequent events

2005 Year Convertible Debentures:

In April 2005 Targa, the Company’s largest shareholder and a related party completed a purchase of secured Convertible Debentures from the Company having a principle value of $220,000. The Convertible Debentures are due to be repaid in April 2007 (two years after issuance). The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. The Convertible Debentures are secured by a general security agreement over the assets of the Company. At anytime while the Convertible Debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.11. In the event that the full amount of the Debentures are converted, Targa will be issued 2,000,000 Plaintree common shares. The Corporation has the right to repay the Debenture at any time on 30 days prior notice, subject to Targa’s right to convert the Debentures into Plaintree common shares.

In June 2005, the Company received subscriptions from two related parties for the purchase of secured Convertible Debentures having a principal value of $145,000. The closing of the placement is subject to regulatory approval. If approved, Convertible Debentures having a principle value of $36,000 will be purchased by an affiliate of Targa, the Company’s largest shareholder and a related party, and $109,000 will be purchased by a corporation controlled by a member of the board of directors of Plaintree. The Convertible Debentures will mature two years after issuance and will be non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. At anytime while the Convertible Debentures are outstanding, the holders have the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.04. The Company will have the right to repay the Convertible

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Debenture at any time on 30 days prior notice, subject to the debenture holders right to convert the Convertible Debentures into Plaintree common shares. In order to secure the repayment of the Convertible Debentures, Plaintree has granted the holders a general security agreement over all of its assets. In a related transaction, an affiliate of Targa has agreed to loan to Plaintree $73,000. The loan will be payable on demand and bear interest at a rate of 10% per annum payable on the date of payment of the loan. The repayment of the loan will be secured by a general security agreement over all of the assets of Plaintree. The closing of the loan transaction will take place at the same time as the closing of the Convertible Debenture offering.

2005 TSX Listing Review

On May 20, 2005, the TSX (Toronto Stock Exchange) announced it was reviewing Plaintree’s TSX listing eligibility. The review is based on the following preliminary assessment by the TSX: (i) the Company’s financial condition and/or operating results do not meet the listing criteria; and (ii) the public distribution, price or trading activity of the Company’s securities has been so reduced as to not warrant continued listing. The Company has been given to September 16, 2005 to bring itself into compliance with the TSX criteria for continued listing. If the Company is not successful, the Company’s shares will be delisted 30 days from September 16, 2005. The Company intends to make a submission to the TSX to justify its continued listing and/or to evaluate other trading markets or quotation systems that the Company’s shares may be listed on, in the event that it is not successful in its arguments to the TSX. In the event that the Company’s shares are delisted from the TSX and no alternative market is found to then list the Company’s shares, the shareholders may lose the ability to easily trade their shares.

Additional information relating to the Company, including the Company’s Annual Information Form, may be found on Sedar at www.sedar.com or the Company’s website at www.plaintree.com.

Deloitte & Touche LLP 800 - 100 Queen Street Ottawa, ON K1P 5T8 Canada
Tel: (613) 236-2442 Fax: (613) 236-2195 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Plaintree Systems Inc.

We have audited the accompanying consolidated balance sheets of Plaintree Systems Inc. as at March 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ deficiency and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2005, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Chartered Accountants
Ottawa, Canada

May 27, 2005

Comments by Auditor on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and shareholders dated May 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants
Ottawa, Canada

May 27, 2005

PLAINTREE SYSTEMS INC.
Consolidated Balance Sheets
as at March 31, 2005 and 2004
(in Canadian dollars)

	2005	2004
		(Restated)
		(Note 2)

CURRENT ASSETS
Cash	$96,868	$395,536
Trade accounts receivable (net of allowance for doubtful accounts
of $3,460; 2004 - $56,390)	19,975	19,445
Due from partnership (Note 3)	49,649	69,283
Inventories (Note 4)	177,708	107,949
Deferred charges (Note 5)	38,574	393,643
Prepaid expenses	23,035	21,392
	405,809	1,007,248
INVESTMENT IN PARTNERSHIP (Note 3)	10,700,000	16,000,000
CAPITAL ASSETS - NET (Note 6)	178,103	196,556
	$11,283,912	$17,203,804

CURRENT LIABILITIES
Bank loan (Note 7)	$11,000,000	$16,300,000
Due to related parties (face value - $220,000) (Note 8)	15,973	-
Due to related party (face value - $900,000) (Note 8)	678,500	366,000
Due to related parties (Note 9)	1,554,938	979,021
Accounts payable and accrued liabilities (Note 10)	242,236	87,229
Deferred revenue	9,486	11,691
	13,501,133	17,743,941
GUARANTEES, CONTINGENCIES AND COMMITMENTS (Note 18)
SHAREHOLDERS' DEFICIENCY
Common shares (unlimited number of shares authorized,
90,221,634 outstanding; 2004 - 90,221,634)	97,561,140	97,561,140
Additional paid-in capital (Note 11)	726,719	646,498
Equity component of convertible debentures (Note 8)	845,000	625,000
Deficit	(100,903,005)	(98,925,700)
Accumulated foreign currency translation adjustment	(447,075)	(447,075)
	(2,217,221)	(540,137)
	$11,283,912	$17,203,804

See accompanying Notes to the Consolidated Financial Statements

APPROVED BY THE BOARD:

PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations
for the years ended March 31, 2005, 2004 and 2003
(in Canadian dollars)

	2005	2004	2003

Revenue
Product and service revenue	$345,395	$258,739	$1,304,068

Cost of revenue
Product and service costs	116,056	35,618	199,370

Gross margin	229,339	223,121	1,104,698

Operating expenses
Sales and marketing	820,824	453,718	756,414
Finance and administration (Notes 5 an 9)	1,163,691	605,764	583,303
Research and development	314,304	424,431	765,472
Restructuring (Note 12)	-	-	200,603
Write-down of inventories (Note 12)	55,794	-	2,081,792

	2,354,613	1,483,913	4,387,584

Loss from operations	(2,125,274)	(1,260,792)	(3,282,886)

Interest expense (Note 9)	(74,722)	(68,067)	(54,847)
Partnership income (Note 3)	762,397	845,730	-
Other partnership related expenses (Note 3)	(79,497)	(121,382)	-
Other income (loss) (Note 13)	(19,982)	385,452	(125,533)
Bank loan interest (Note 7)	(440,227)	(491,392)	-

NET LOSS	$(1,977,305)	$(710,451)	$(3,463,266)

Basic and diluted loss
per common share (Note 14)	$(0.02)	$(0.01)	$(0.04)

Weighted average common shares
outstanding	90,221,634	90,221,634	90,221,634

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations
for the years ended March 31, 2005, 2004 and 2003
(in Canadian dollars)

	2005	2004	2003
OPERATING
Net loss	$(1,977,305)	$(710,451)	$(3,463,266)
Items not affecting cash
Amortization	14,081	61,934	200,798
Write-off of inventories	55,794	-	-
Loss on disposal of capital assets	9,232	5,165	113,805
Amortization of deferred charges (Note 5)	365,570	164,368	-
Amortization of debt discount (Note 8)	328,473	91,000	-
Stock-based compensation expense (Note 11)	80,221	-	-
Salary and interest deferral (Note 9)	425,917	271,053	296,276
Changes in non-cash operating
working capital items (Note 15)	44,710	(654,974)	2,522,546
	(653,307)	(771,905)	(329,841)
INVESTING
Purchases of capital assets	(4,860)	-	-
Payment of deferred charges	(10,501)	(107,011)	-
Partnership distributions (Note 3)	5,300,000	4,000,000	-
Partnership interest (Note 3)	-	(20,000,000)	-
Decrease in loans receivable
from related parties	-	-	8,243
Proceeds from disposition of
short-term investments	-	-	27,328
	5,284,639	(16,107,011)	35,571
FINANCING
Due to related parties	370,000	932,304	(115,256)
Proceeds from disposal of capital assets	-	-	18,843
Proceeds from bank loan (Note 7)	-	20,300,000	-
Payments on bank loan (Note 7)	(5,300,000)	(4,000,000)	-
	(4,930,000)	17,232,304	(96,413)
(Decrease) increase in cash	(298,668)	353,388	(390,683)
CASH, BEGINNING OF YEAR	395,536	42,148	432,831
CASH, END OF YEAR	$96,868	$395,536	$42,148

See accompanying Notes to the Consolidated Financial Statements

Supplementary information:

Interest paid	$-	$-	$-
Taxes paid	-	-	-

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders' Deficiency
 for the years ended March 31, 2005 and 2004
(in Canadian dollars)

	Common Shares		Accumulated Foreign Currency Translation		Equity component of Convertible	Additional Paid-	Shareholders'
	Number	Amount	Adjustment	Deficit	Debentures	in Capital	Deficiency

Balance March 31, 2002	90,221,634	$97,561,140	$(447,075)	$(94,556,485)	$-	$-	$2,557,580

Net loss	-	-	-	(3,463,266)	-	-	(3,463,266)

Balance, March 31, 2003	90,221,634	97,561,140	(447,075)	(98,019,751)	-	-	(905,686)

Equity component of the
convertible debenture (Note 8)	-	-	-	-	625,000	-	625,000
Options granted to
related parties (Note 11)	-	-	-	-	-	451,000	451,000
Net loss	-	-	-	(710,451)	-	-	(710,451)

Balance March 31, 2004, as previously reported	90,221,634	97,561,140	(447,075)	(98,730,202)	625,000	451,000	(540,137)

Adjustment to reflect change in accounting
for employee stock options (Note 2)	-	-	-	(195,498)	-	195,498	-

Balance March 31, 2004, as restated	90,221,634	97,561,140	(447,075)	(98,925,700)	625,000	646,498	(540,137)

Equity component of the
convertible debenture (Note 8)	-	-	-	-	220,000	-	220,000
Stock-based compensation expense	-	-	-	-	-	80,221	80,221
Net loss	-	-	-	(1,977,305)	-	-	(1,977,305)

Balance March 31, 2005	90,221,634	$97,561,140	$(447,075)	$(100,903,005)	$845,000	$726,719	$(2,217,221)

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

1.      DESCRIPTION AND CONTINUATION OF THE BUSINESS

The Company designs, develops, manufactures, markets and supports optical wireless links, network switches and telecommunications products that allow its customers to improve the performance and increase the manageability of their existing local area networks, while providing a migration path to emerging networking technologies.

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $1,977,305 and an accumulated deficit of $100,903,005 as at March 31, 2005. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.      ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with accounting principles generally accepted in the United States of America except as disclosed in Note 19.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's foreign subsidiaries are inactive. All significant intercompany accounts and transactions have been eliminated. The Company has a 49% interest in a partnership as disclosed in Note 3. The Company is accounting for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and replacement cost.

Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

2.      ACCOUNTING POLICIES (Continued)

Capital assets

Capital assets are stated at cost. Amortization is provided using the following methods and rates:

Software	2 years straight-line
Computer and office equipment	3 years straight-line
Other equipment	2 years straight-line
Furniture and fixtures	20% declining basis
Building	20 years straight-line

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under generally accepted accounting principles are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the fiscal year. Exchange gains and losses resulting from the translation of these amounts are included in net earnings.

In prior years, the Company had active subsidiaries (reporting in foreign currencies) that were considered to be self-sustaining. The translation of the accounts of these subsidiaries resulted in the cumulative translation adjustment reported in the accounts.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

2.       ACCOUNTING POLICIES (Continued)

Stock option plans

The Company has stock option plans as described in Note 11. Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook ("CICA

3870") with respect to stock-based compensation. The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 11 is based on the fair value at the date of grant of the stock options. The Company has not restated expenses of prior periods. An adjustment of $195,498 was made to the opening balance of retained earnings of fiscal 2005 reflect the cumulative effect of the change on the prior periods.

The Company uses the fair value-based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that call for settlement for cash or other assets. Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, valuation of investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and bifurcation of convertible debentures. Actual results could differ from the estimates made by management.

Income taxes

The Company uses the asset and liability method to account for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Future income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. Future income tax assets whose recoverability is not sufficiently likely are not recorded in these financial statements.

3.      INVESTMENT IN PARTNERSHIP

In July 2003, the Company made a capital contribution of $20,000,000 in order to acquire a 49% interest in a general manufacturing partnership (the “Partnership”). The acquisition was financed through the credit facility (bank loan) referred to in Note 7. Additional capital requirements of the Partnership must be approved unanimously by all partners. The Partnership interest was reduced to $10,700,000 by March 31, 2005 (2004 - $16,000,000), as a result of cash distributions to the Company from the Partnership of $5,300,000 during fiscal year 2005 (2004 - $4,000,000).  These amounts were used to repay the bank loan.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

3.      INVESTMENT IN PARTNERSHIP (Continued)

The carrying value of the Partnership is assessed for impairment when there has been a loss in value that is other than temporary. An impairment is considered to exist when conditions exist for a period of three or four years suggesting there is a decline in value that is other than temporary.

Other partnership related expenses includes financing expense of $22,976 (2004 - $59,217; 2003 - $NIL) and guarantee fees of $56,521 (2004 - $62,165; 2003 - $NIL).

As at March 31, 2005, a quarterly Partnership income allocation of $49,649 (2004 - $69,283) was made although not yet received and therefore recorded as a receivable on the balance sheet.

The balance of the income allocation was received during the year.

The Partnership allocates income to its partners and is not itself subject to tax.

4.       INVENTORIES

Raw materials Work in process Finished goods

	2005	2004

Raw materials	$81,241	$67,442
Work in process	84,963	40,429
Finished goods	11,504	78

	$177,708	$107,949

5. DEFERRED CHARGES

Deferred charges represent payments to various entities to secure related party loans including the placement of the related party convertible debenture issue, related party demand loan and for Partnership related legal and financing fees.

	2005	2004

Deferred charges	$568,512	$558,011
Less accumulated amortization	(529,938)	(164,368)

	$38,574	$393,643

These charges are being amortized over the term of the related debts and amortization of $365,570 (2004 - $164,368; 2003 - $NIL) is included in finance and administration expenses in 2005.

Non-cash deferred charges relating to options granted to shareholders (Note 11) have been excluded from the payment of deferred charges reflected on the statement of cash flows.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

6.       CAPITAL ASSETS

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Software	$-	$-	$-
Computer and office equipment	684,141	678,919	5,222
Other equipment	-	-	-
Furniture and fixtures	27,520	25,774	1,746
Land and building	218,672	47,537	171,135
	$930,333	$752,230	$178,103
	2004
		Accumulated	Net Book
	Cost	Amortization	Value
Software	$57,538	$57,538	$-
Computer and office equipment	2,677,841	2,674,778	3,063
Other equipment	233,392	233,392	-
Furniture and fixtures	113,045	100,195	12,850
Land and building	218,672	38,029	180,643
	$3,300,488	$3,103,932	$196,556

7.      BANK LOAN

In July 2003, Plaintree obtained a non-recourse demand credit facility from a Canadian chartered bank in the amount of $20,300,000. The credit facility was used to finance its capital contribution to the Partnership referred to in Note 3, to cover related acquisition expenses and to finance its payment obligations under the creditor proposal described below. Amounts outstanding under the credit facility incur interest at the bank’s prime rate. Payments of interest and principal are due quarterly following cash distributions by the Partnership to the partners, including Plaintree. Pursuant to the credit facility, the bank is entitled to be paid 94.3% of the amount of the cash distributions from the Partnership paid to Plaintree prior to a demand and/or default under the credit facility and 100% of such distributions thereafter until the credit facility is repaid. The credit facility is guaranteed by a related party to one of Plaintree’s partners in the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the party guaranteeing the credit facility. Plaintree has secured its obligations to the bank under the credit facility by way of a general security agreement over its assets and a specific pledge of its Partnership interest to the bank.

During fiscal 2005, the bank loan was reduced by $5,300,000 (2004 - $4,000,000) as a result of distributions from the Partnership.

8.      CREDIT FACILITIES AND CONVERTIBLE DEBENTURES DUE TO RELATED PARTIES

On February 11, 2005, the Company completed a placement of secured convertible debentures (“Debentures”) having a principal value of $220,000. Targa Group Inc., (“Targa”, the largest shareholder of the Company and its member companies currently hold 25,246,760 shares in the Company. Certain senior officers of the Company also maintain senior positions with Targa) purchased $181,240 of the Debentures. The remaining $38,760 of the Debentures was purchased by a member of the Company's Board of Directors.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

8.      CREDIT FACILITIES AND CONVERTIBLE DEBENTURES DUE TO RELATED PARTIES (Continued)

The due date for the payment of the Debentures is February 11, 2007. The Debentures are non-interest bearing until the due date and thereafter 10% interest per annum until paid in full.

Debentures are secured by a general security agreement over the assets of the Company.

At anytime while the Debentures are outstanding, Targa and the Board of Directors member have the right to convert the amounts outstanding under the Debentures into Plaintree common shares at a conversion price of $0.065 principal amount per share. In the event that the full amount of the Debentures are converted, Targa and the Board of Directors member will be issued 3,384,615 Plaintree common shares. The Company has the right to repay the Debentures at any time on 30 days prior notice, subject to Targa’s right and the Board of Directors member's right to convert the Debentures into Plaintree common shares.

The Company has assigned carrying amounts to the liability and equity elements of the Convertible Debentures in accordance with the substance of the contractual agreement. The Company has determined the carrying amount of the equity component based on the application of the Black-Scholes pricing model. The carrying amount of the equity component of the Convertible Debentures, representing the fair value of the holder's conversion option, is $220,000 and is recorded in additional paid in capital. As at March 31, 2005, the liability component of the Debentures are recorded net of a discount of $204,027 which reflects the unamortized portion of the value attributed to the equity component. The Company is amortizing this discount over the two-year term to maturity and $15,973 of amortization is included in finance and administration expenses in fiscal 2005.

On December 16, 2003, the Company completed a placement of secured convertible debentures (“Debentures”) having a principal value of $900,000. Targa Group Inc., (“Targa”, the largest shareholder of the Company), purchased all the Debentures. Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the proceeds, $189,614, was satisfied by a cash payment by Targa to the Company.

The due date for the payment of the Debentures is December 16, 2005. The Debentures are non-interest-bearing until the due date and thereafter bear 10% interest per annum until paid in full. Debentures are secured by a general security agreement over the assets of the Company.

At anytime while the Debentures are outstanding, Targa has the right to convert the amounts outstanding under the Debentures into Plaintree common shares at a conversion price of $0.115 principal amount per share. In the event that the full amount of the Debentures is converted, Targa will be issued 7,826,087 Plaintree common shares. The Company has the right to repay the Debentures at any time on 30 days prior notice, subject to Targa’s right to convert the Debentures into Plaintree common shares.

The Company has assigned carrying amounts to the liability and equity elements of the Convertible Debentures in accordance with the substance of the contractual agreement. The Company has determined the carrying amount of the equity component based on the application of the Black-Scholes pricing model. The carrying amount of the equity component of the Convertible Debentures, representing the fair value of the holder's conversion option, is $625,000 and is recorded in additional paid-in capital. As at March 31, 2005, the liability component of the Debentures are recorded net of a discount of $221,500 (2004 - $534,000) which reflects the unamortized portion of the value attributed to the equity component. The Company is amortizing this discount over the two-year term to maturity and $312,500 (2004 - $91,000) of amortization is included in finance and administration expenses.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

9.      RELATED PARTY TRANSACTIONS

The Company received $150,000 from Targa, its largest shareholder, in March 2005. These funds were advanced for the $220,000 round of Convertible Debenture financing that closed on April 14, 2005, subsequent to year end (Note 21). This short-term loan is non-interest bearing and is included in due to related parties.

On November 19, 2003, the Board of the Company agreed to accept a loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of Debentures referred to in Note 8. As of March 31, 2005, the total Loan amount outstanding was $346,780 ($310,386 principal plus $36,394 of accumulated interest; 2004 - $310,386 principal plus $8,395 of accumulated interest). This amount is included in due to related parties.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $48,879 (2004 - $35,705) owing to this related party amounted to $267,687 (2004 - $254,513). In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2005 and is included in due to related parties.

As of April 1, 2002, the Company’s Senior Officers have agreed to defer payment of consulting fees and salaries payable. These fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $733,847 (2004 - $383,847), plus interest charges of $56,624 (2004 - $21,880) for a total payable of $790,471 (2004 - 405,727). These amounts are included in due to related parties.

During fiscal 2005, total rent expense of $12,000 (2004 - $17,000; 2003 - $NIL) was paid to companies controlled by Targa for storage services. This amount is included in finance and administration expenses.

Fiscal 2005 interest expense of $74,722 (2004 - $68,067; 2003 - $54,847) is primarily interest on related party balances as described in Note 9.

10.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2005	2004

Accounts payable	$15,131	$24,044
Accrued liabilities	211,945	46,657
Salaries and benefits payable	13,524	3,447
Commissions payable	1,636	13,081
	$242,236	$87,229

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

11.     SHARE CAPITAL

Authorized
  Unlimited number of preferred shares, issuable in series

Series I:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares; semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after November 21, 2002 or on the occurrence of a merger event;
convertible at the option of the holder to 1,647,058 common shares at any time prior to November 22, 2002;
amounts due for redemption or retraction may be converted to common shares at the option of the Company; non-voting.
Series II:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares; semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after June 3, 2003 or on the occurrence of a merger event;
convertible at the option of the holder to 4,186,046 common shares at any time prior to June 4, 2003;
amounts due for redemption or retraction may be converted to common shares at the option of the Company; voting.

  Unlimited number of common shares

Warrants

On January 8, 2005, 3,911,765 common share purchase warrants at an exercise price of $0.51 per common share expired.

Stock option plans

During fiscal 2002, the Company amended the 1994 Stock Option Plan to (i) change the name of the 1994 Stock Option Plan from “1994 Employee and Director Stock Option Plan” to “Stock Option Plan”; (ii) allow the Company to grant options to officers and service providers; and (iii) increase the maximum number of options which may be granted under the 1994 Stock Option Plan from 4,500,000 to up to 8,600,000. At the annual and special meeting of shareholders on September 16, 2004, the shareholders passed a resolution to increase the maximum number of stock options which may be granted under the Stock Option Plan to 12,000,000.

The Company also has a 1993 stock option plan for key employees and directors. No further options are eligible for grant under the 1993 plan.

Options under the stock option plans may not expire later than 10 years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant. Eligibility is determined by the Company's Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

PLAINTREE SYSTEMS INC.
 Notes to the Consolidated Financial Statements
 (in Canadian dollars)

11.     SHARE CAPITAL (Continued)

Stock option plans (Continued)
Activity in the stock option plan is summarized as follows:

					Weighted
					Average
		Number of		Option	Option
		Options		Price	Price
Options outstanding March 31, 2002		3,851,000		$0.29-$7.00	$1.06
Cancelled		(2,111,000)		$0.29-$4.80	$0.79

Options outstanding March 31, 2003		1,740,000		$0.29-$7.00	$1.40
Granted during fiscal 2004		7,525,000		$0.11	$0.11
Cancelled		(635,000)		$0.29-$7.00	$2.13

Options outstanding March 31, 2004		8,630,000		$0.11-$2.35	$0.22
Granted during fiscal 2005		2,750,000		$0.08-$0.12	$0.08
Cancelled		(410,000)		$0.11-$2.35	$0.59

Options outstanding March 31, 2005		10,970,000		$0.08-$2.31	$0.17

Additional information regarding options outstanding as of March 31, 2005 is as follows:
	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$0.08	2,450,000	4.9	$0.08	275,000	$0.08
$0.11	7,225,000	3.6	$0.11	6,981,250	$0.11
$0.12	300,000	4.2	$0.12	150,000	$0.12
$0.29	400,000	1.8	$0.29	400,000	$0.29
$0.39	220,000	1.6	$0.39	220,000	$0.39
$0.51	15,000	1.3	$0.51	11,250	$0.51
$0.72	110,000	0.7	$0.72	110,000	$0.72
$2.31	250,000	3.1	$2.31	250,000	$2.31
$0.08 - $2.31	10,970,000	3.5	$0.17	8,397,000	$0.19

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

11.     SHARE CAPITAL (Continued)

Stock option plans (Continued)

During fiscal 2005, the Company granted 2,750,000 stock options at exercise prices varying between $0.08 and $0.12 with vesting periods of up to two years.

During fiscal 2004, of the 7,525,000 options granted, 5,000,000 options were granted to related parties and the Company recorded a deferred charge as a financing cost and an increase to additional paid-in capital of $451,000 reflecting the fair market value of the options granted based on the application of the Black-Scholes pricing model. The deferred charge is being amortized over the period of the related debt (approximately one year).

The stock-based compensation expense of $80,221 (2004 - $NIL) included in general and administrative expenses in fiscal 2005 was determined using the fair value method, consistent with the requirements of CICA 3870. This was calculated using a Black-Scholes option pricing model which indicates a weighted average fair value for options granted in the year of $0.05 per option (2004 - $NIL). The fair value is estimated on the date of grant. Assumptions used in the pricing model include: (i) risk free interest rates for the period of 4.1% (2004 - 3.1%); (ii) expected volatility of 123% (2004 - 184%); (iii) expected dividend yield of NIL; and (iv) an estimated average life of 3.1 years (2004 - 2.5).

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

12.     RESTRUCTURING AND WRITE-DOWN OF INVENTORIES

During fiscal 2005 and 2003, it became evident that the Company would not recover the cost of certain inventories reflected on the balance sheet. Accordingly, the Company wrote down its inventories by $55,794 in fiscal 2005 (2004 - $NIL; 2003 - $2,081,792l) to reflect its estimated realizable value.

During fiscal 2003, the Company restructured its operations in order to reduce costs and streamline operations. Restructuring charges, primarily workforce reduction related, recorded during fiscal 2003 were $200,603. In total, 26 employees were terminated of which 7 performed research and development, 10 were involved in manufacturing and 9 were involved in sales and administration activities. There was no restructuring in fiscal 2004 or fiscal 2005. There is no restructuring liability outstanding as of March 31, 2005.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

13.     OTHER INCOME (LOSS)

Other income is comprised of the following items:

	2005	2004	2003

Foreign exchange loss	$(10,750)	$(1,287)	$(23,213)
Gain on creditor proposal	-	371,395	-
Loss on disposal of capital assets	(9,232)	-	(113,805)
Miscellaneous	-	15,344	11,485

	$(19,982)	$385,452	$(125,533)

The Company filed a proposal with its creditors in December, 2002. The Court approved the proposal in January, 2003. The gain on creditor proposal of $371,395 was realised on settlement of the final proposal to creditors approved by the Ontario Superior Court of Justice on July 31, 2003. As part of this settlement, creditors received a maximum aggregate payout of $150,000.

14.     BASIC AND DILUTED LOSS PER COMMON SHARE

Loss per share has been calculated on the basis of net loss divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options and warrants. For all years presented, diluted loss per share is the same as basic loss per share. For all years presented, basic and diluted loss per share under United States generally accepted accounting principles are the same as the amounts presented under Canadian generally accepted accounting principles.

15.    CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2005	2004	2003

Trade accounts receivable	$(530)	$71,439	$105,365
Investment tax credits receivable	-	-	246,000
Due to related parties	-	-	36,878
Due from partnership	19,634	(69,283)	-
Inventories	(125,553)	8,394	1,946,575
Prepaid expenses and advance
contract payments	(1,643)	5,992	76,084
Accounts payable and accrued liabilities	155,007	(658,134)	128,977
Deferred revenue	(2,205)	(13,382)	(17,333)
	$44,710	$(654,974)	$2,522,546

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

16.     BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as principally one business segment - the design, development, manufacture, marketing and support of computer networking products. The Company from time to time provides management services primarily to related companies. The revenue and cost of sales related to these services are presented on the statement of operations. No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company's assets are primarily located in Canada.

Revenue by geographic location
	2005	2004	2003

Canada	$41,879	$106,092	$81,610
United States	144,862	64,514	948,272
Europe	120,536	57,232	77,553
Other	38,118	30,901	196,633
	$345,395	$258,739	$1,304,068

Revenue concentration (customers with revenues in excess of 10% of total revenues)

	2005	2004	2003

Number of customers	1	5	2
% of total revenue	21%	70%	59%

17.     INCOME TAXES

(a)  Investment tax credits

At March 31, 2005, the Company has approximately $3,459,000 (2004 - $4,258,000) of investment tax credits, relating primarily to research and development, available to reduce future year's Canadian federal income taxes.  These potential benefits expire as follows:

2006	$1,314,000
2007	1,561,000
2011	240,000
2012	344,000
$3,459,000

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

17.     INCOME TAXES (Continued)

(b)   Tax losses available to carry forward

The Company has losses available to reduce future years’ Canadian federal and provincial taxable income totalling approximately $29,930,000 and $32,713,000 respectively. These potential benefits expire as follows:

	Federal	Provincial
2006	$14,593,000	$17,195,000
2007	880,000	1,893,000
2008	3,850,000	4,573,000
2009	5,032,000	5,657,000
2010	3,395,000	3,395,000
2011	2,180,000	-
	$29,930,000	$32,713,000

(c)  Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements.  These unclaimed expenses total approximately $20,593,000 (2004 - $20,593,000; 2003 - $20,593,000) for Canadian federal and provincial income tax purposes. These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

17.     INCOME TAXES (Continued)

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income (loss) before income taxes for the following reasons:

	2005	2004	2003

Statutory income tax rate (Canada)	36.12%	36.5%	38.1%
Expected recovery of income tax	$(714,203)	$(259,279)	$(1,320,197)
Reversal of temporary differences, the
benefit of which are not recorded	4,380,163	(85,842)	(1,728)
Benefit of loss carryforward not recorded	-	-	1,318,799
Benefit of utilization of losses not
previously recorded	(5,825,853)	(646,387)	-
Other permanent differences	2,159,893	991,508	3,126
Reported income tax provision	$-	$-	$-

The source of accumulated temporary differences and the related future income taxes as at March 31 are as follows:

		2005	2004

Accounting amortization in excess of tax		$4,956,000	$2,480,000
Research and development expenses not
deducted for tax purposes		10,132,000	10,755,000
Losses available to offset future
income taxes		10,363,000	15,468,000
Other		2,000	6,000

Future income tax assets before
valuation allowance		25,453,000	28,709,000
Less valuation allowance		(25,453,000)	(28,709,000)
Future income taxes		$-	$-

18.     GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), Guarantor’s accounting and Disclosure Requirements for Guarantees including indirect Guarantees of Indebtedness or others. The pronouncements define a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. The Company has the following guarantee that is subject to the disclosure requirements of AG 14 and FIN 45:

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

18.     GUARANTEES, COMMITMENTS AND CONTINGENCIES (Continued)

Product warranties

As part of the normal sale of product, the Company provides its customers with standard one year product warranties and separately priced extended warranties. These warranties extend for periods generally ranging from one to three years from the date of sale. The following summarizes the accrual of product warranties and deferred revenue that is recorded as part of current liabilities and deferred revenue in the accompanying consolidated balance sheets as at March 31, 2005 and 2004:

	2005	2004

Balance at the beginning of the year	$11,691	$25,073
Payments made during the year	(10,649)	(14,257)
Warranties issued during the year	8,444	875
Balance at end of year	$9,486	$11,691

19.     RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with United States generally accepted accounting principles (GAAP):

Under US GAAP, the net loss and loss per common share figures for the years ended March 31, 2005, 2004, and 2003 and the shareholders' equity as at March 31, 2005, 2004 and 2003 would be adjusted as follows:

	2005	2004	2003

Canadian GAAP loss	$(1,977,305)	$(710,451)	$(3,463,266)
Adjustment to operating expenses
relating to stock-based
compensation (a)	80,221	-	-
US GAAP loss	$(1,897,084)	$(710,451)	$(3,463,266)
Basic and diluted loss per share
based on US GAAP	(0.02)	(0.01)	$(0.04)

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

19.     RECONCILIATION TO UNITED STATES GAAP (Continued)

	Shareholders' deficiency
	2005	2004	2003
Canadian GAAP	$(2,217,221)	$(540,137)	$(905,686)
Adjustment to operating expenses
relating to stock-based compensation (a)	80,221	-	-
US GAAP	$(2,137,000)	$(540,137)	$(905,686)

(a)     Accounting for stock-based compensation

Under US GAAP, stock-based compensation for options granted to employees would not be expensed. Accordingly, under US GAAP, operating expenses, net loss and shareholders' deficiency would have been adjusted by $80,221.

(b)     Accounting for stock options and share issuances

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its employee stock option plan.  Accordingly, no compensation expense has been recognized for its stock-based compensation plan.  Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant date for awards under the plan, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss would have decreased\increased to the pro forma amounts indicated below:

	2005	2004	2003
Net loss as reported for US GAAP
purposes	$(1,897,084)	$(710,451)	$(3,463,266)
Estimated stock based
compensation (costs) reversal	(88,904)	(204,181)	255,199
Pro forma net loss	$(1,985,988)	$(914,632)	$(3,208,067)
Pro forma basic net loss
per share	(0.02)	(0.01)	$(0.04)

The weighted average fair value of all options granted during 2005 and 2004 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected option life (years)	3.1	2.5	N/A
Volatility	123%	184%	N/A
Risk free interest rate	3.1%	3.1%	N/A
Dividend yield	-	-	N/A

The weighted average fair value of grant, for stock options granted during 2005 and 2004 were $0.05 and $0.09 per option, respectively (none were granted in 2003).

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

19.     RECONCILIATION TO UNITED STATES GAAP (Continued)

(c)     Accounting for investment tax credits

Under US GAAP, the benefit of investment tax credit receivable would be recorded as an income tax recovery, rather than as a reduction of research and development expense under Canadian GAAP. Accordingly, under US GAAP, research and development expense and the loss from operations would increase by $NIL (2004 - $NIL; 2003 - $39,754 to $805,226 and $3,322,640) respectively. An income tax recovery of $NIL (2004 - $NIL; 2003 - $39,754) would be reflected resulting in no change to the net loss.

(d)     Accounting for write-down of inventories

Under US GAAP, the write-down of inventories would be recorded in cost of sales, rather than operating expenses. Accordingly, under US GAAP, cost of sales would increase and the gross margin and operating expenses would decrease by $55,794 (2004 - $NIL; 2003 - $2,081,792 to $2,281,162, ($977,094), and $2,305,792) respectively, resulting in no change to the net loss.

(e)     Recent United States Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 (SFAS 148) which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under
SFAS 148, the Company may adopt the recommendations of SFAS 148 either in its fiscal year beginning April 1, 2003 using certain implementation procedures or in its fiscal year beginning April 1, 2005 using different implementation procedures. The Company has elected to defer implementation.

20.     FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash investments, due from partnership and trade receivables. The Company invests its excess cash in high-quality financial instruments. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Anticipated bad debt loss has been provided for in the allowance for doubtful accounts.

Interest risk

The Company is financed through loans from related parties and a bank loan which bear interest at rates tied to the Canadian bank prime rate. Consequently, the Company is exposed to the risk of increases in the prime rate.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
 (in Canadian dollars)

20.     FINANCIAL INSTRUMENTS (Continued)

Fair values

The fair values of amounts due to related parties are not determinable as comparable arm’s length debts are not available.

The carrying amounts for accounts receivable, due from partnership and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments or the terms of the instrument. The carrying amount for the bank loan approximates fair value as the interest rate is reflective of rates currently available for similar debts.

21.     SUBSEQUENT EVENT

On April 14, 2005, the Company completed a placement of secured convertible debentures having a face value of $220,000. Targa Group Inc. (the largest shareholder of the Company) purchased all the debentures.

22.     COMPARATIVE FIGURES

Certain of the comparative numbers have been reclassified to conform with the current year's presentation.

PLAINTREE SYSTEMS INC.

Board of Directors

W. David Watson II
President & Chief Executive Officer

William D. Watson
Chairman of the Board

Robert E. Shea
Chairman, Shea Financial Group

Jerry Vickers
Financial Advisor

Girvan L. Patterson
CEO, Motepoint Inc.

Senator John Buchanan
Senator

Executives and Officers

W. David Watson II
President & Chief Executive Officer

Lynn E. Saunders
Vice President, Operations

Jason Lee
Vice President, Business Development

Baksheesh Ghuman
Executive Vice President of World Wide Sales & Marketing

Principal Office

110 Decosta Street
Arnprior, Ontario, Canada K7S 2X1
Telephone: (613) 623-3434
Facsimile: (613) 623-4647

Website: http://www.plaintree.com

Auditors

Deloitte & Touche, Ottawa, Ontario, Canada

Transfer Agent

Computershare
100 University Ave., 8th Floor
Toronto, Ontario, Canada M5J 2Y1

Corporate Secretary

Gary Jessop Partner
Blake, Cassels & Graydon, LLP Ottawa, Ontario, Canada

Legal Counsel

Blake, Cassels & Graydon, LLP
Ottawa, Ontario, Canada

Stock Exchange Listings

Toronto Stock Exchange: LAN
NASDAQ OTC BB: LANPF